UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             H.F. AHMANSON & COMPANY
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    008677106
                                 (CUSIP Number)

                                 Marc R. Kittner
                             Washington Mutual, Inc.
                          1201 Third Avenue, Suite 1700
                                Seattle, WA 98101

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                Copies to:

        Todd H. Baker, Esq.             Bernard L. Russell, Esq.
    Gibson, Dunn & Crutcher LLP      Foster Pepper & Shefelman PLLC
  1 Montgomery Street, 31st Floor    1111 Third Avenue, Suite 3400
      San Francisco, CA 94104              Seattle, WA 98101
           (415) 393-8200                    (206) 447-4400

                                 March 16, 1998
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

     Check the  following  box if a fee is being  paid with the  statement  |_|.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 008677106             13D


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Washington Mutual, Inc.
         91-1653725


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) |_|  (b) |_|     N/A


   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         WC


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)      |_| N/A



   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         WASHINGTON


        NUMBER OF            7    SOLE VOTING POWER
          SHARES
       BENEFICIALLY               21,796,426
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                             8    SHARED VOTING POWER

                                  None



                              9    SOLE DISPOSITIVE POWER

                                   21,796,426



                             10   SHARED DISPOSITIVE POWER

                                  None



  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,796,426


  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          |_|  N/A


  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         16.6

  14     TYPE OF REPORTING PERSON*

         HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         CUSIP NO. 008677106

     Item 1. Security and Issuer.

     This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Shares"), of H.F. Ahmanson & Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4900 Rivergrade Road, Irwindale, CA 91706.

     The responses to each item of this Schedule 13D are qualified in their entirety by the provisions of the Exhibits hereto.

     Item 2. Identity and Background.

     This Schedule 13D is filed on behalf of Washington Mutual, Inc., a Washington corporation (the "Reporting Person"). The address of the principal business and principal office of the Reporting Person is 1201 Third Avenue, Seattle, WA 98101. The Reporting Person's principal business is mortgage lending and consumer banking, which it conducts through its principal banking subsidiaries.

     The name; residence or business address; present principal occupation or employment; name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship of each executive officer and director of the Reporting Person is set forth in Schedule I hereto.

     During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such items.

     Item 3. Source and Amount of Funds and Other Consideration.

     The irrevocable option (the "Option") to purchase 21,796,426 Shares (the "Option Shares") representing approximately 19.9% of the Shares outstanding (without giving effect to Shares subject to the Option) is exercisable upon the terms and subject to the conditions set forth in the Stock Option Agreement, dated March 16, 1998, between the Issuer and the Reporting Person (the "Option Agreement"), a copy of which is attached hereto as Exhibit 1 and hereby expressly incorporated herein by reference. The price at which the Option may be exercised is $79.86 per share. Although no final decision has been made, it is presently intended that the Reporting Person will obtain all of the funds to purchase the Option Shares from internally generated funds.

     Item 4. Purpose of Transaction.

     On March 16, 1998, the Issuer and the Reporting Person entered into an Agreement and Plan of Merger (the "Plan of Merger"), a copy of which is attached hereto as Exhibit 2 and hereby expressly incorporated herein by reference, pursuant to which the Issuer will be merged with and into the Reporting Person. Each of the Shares (excluding any in treasury) issued and outstanding (together with the associated preferred share purchase rights issued under the Issuer's Rights Agreement, dated as of November 7, 1997, between the Issuer and First Chicago Trust Company of New York, as rights agent, as amended) will be converted into 1.12 shares of common stock of the Reporting Person (with the appropriate number of the Reporting Person's rights as provided in the Reporting Person's Rights Agreement dated as of October 16, 1990, between the Reporting Person and First Interstate Bank of Washington, as rights agent, as amended, whether or not such rights shall still be attached to such shares). Each of the issued and outstanding shares of the Issuer's 6% Cumulative Convertible Series D Preferred Stock, par value $.01 per share (the "Series D Preferred Stock") (excluding any in treasury) will be converted into one share of the Reporting Person's 6% Cumulative Convertible Series G Preferred Stock (the "Series G Preferred Stock"). Following execution of the Merger Agreement, the Issuer and the Reporting Person entered into the Option Agreement, a copy of which is attached hereto as Exhibit 1 and hereby expressly incorporated herein by reference.

     The Option is exercisable only upon the occurrence of certain events, including an agreement by the Issuer to enter into certain business combinations with a third party or the acquisition of beneficial ownership by a third party of 25% or more of the Shares. The extent to which the Reporting Person may profit from the Option or from transactions in the Option Shares generally is limited to $275 million and will be reduced by any termination fees received pursuant to the Merger Agreement. The Reporting Person will not be entitled to any termination fees if it has exercised all or any portion of the Option.

     The Option Agreement is intended to increase the likelihood that the transactions contemplated by the Merger Agreement will be consummated in accordance with its terms, and may discourage persons from proposing a competing offer to acquire the Issuer. The existence of the Option Agreement could significantly increase the cost to a potential acquiror of acquiring the Issuer, compared to its cost had the Issuer not entered into the Option Agreement.

     Upon consummation of the transactions contemplated by the Merger Agreement, the Shares and the Series D Preferred Stock will cease to be authorized to be quoted on the New York Stock Exchange, and they will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     Item 5. Interest in Securities of the Issuer.

     The Reporting Person is the beneficial owner of 21,796,426 Shares, or 16.6% of the Shares outstanding, assuming exercise of the Option. The percentage of Shares outstanding as beneficially owned by the Reporting Person on the date hereof is based upon 109,529,780 Shares outstanding as of February 28, 1998 (as represented by the Issuer in the Plan of Merger) and assuming exercise of the Option.

     Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Schedule I beneficially owns any Shares.

     Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Schedule 13D.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

     Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

     Item 7. Material to be Filed as Exhibits.

           EXHIBIT                         DESCRIPTION

           1* Form of Stock Option Agreement, dated March 16, 1998, between H.F. Ahmanson & Company and Washington Mutual, Inc.

           2** Agreement and Plan of Merger, dated as of March 16, 1998, by and between Washington Mutual, Inc. and H.F. Ahmanson & Company




         * Incorporated herein by reference to Exhibit A to Exhibit 7(c).3 to the Report on Form 8-K/A of Washington Mutual, Inc., filed March 18, 1998.

         ** Incorporated herein by reference to Exhibit 7(c).3 to the Report on Form 8-K/A of Washington Mutual, Inc., filed March 18, 1998.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: March 26, 1998



                              WASHINGTON MUTUAL, INC.



                               By: /s/ Fay L. Chapman
                                   Fay L. Chapman, Executive Vice President

                                  EXHIBIT INDEX

            EXHIBIT                    DESCRIPTION                                                         PAGE
            1*                         Stock Option  Agreement,  dated March 16,  1998,  between
                                       H.F. Ahmanson & Company and Washington Mutual, Inc.

            2**                        Agreement  and  Plan of  Merger,  dated  as of  March 16,
                                       1998, by and between Washington Mutual, Inc. and H.F.
                                       Ahmanson & Company

         ----------------------

         * Incorporated herein by reference to Exhibit A to Exhibit 7(c).3 to the Report on Form 8-K/A of Washington Mutual, Inc, filed March
              18, 1998.

         ** Incorporated herein by reference to Exhibit 7(c).3 to the Report on Form 8-K/A of Washington Mutual, Inc., filed March 18, 1998.

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                           OF WASHINGTON MUTUAL, INC.

     The following table sets forth the name, residence or business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Each such person is a U.S. citizen, and, unless otherwise indicated, the business address of each such person is 1201 Third Avenue, Suite 1500, Seattle, WA 98101.

            NAME AND BUSINESS ADDRESS                     OFFICE                                PRESENT PRINCIPAL
                                                                                                OCCUPATION OR
                                                                                                EMPLOYMENT

            Kerry K. Killinger                            Chairman, President and               Executive Officer,
                                                          Chief Executive Officer;              Washington Mutual,
                                                          Director                              Inc.

            Douglas P. Beighle                            Director                              Retired
            1009 Western Avenue #1107
            Seattle, WA  98104-1037

            David Bonderman                               Director                              General Partner and a
            2420 Texas Commerce Tower                                                           Principal of TPG, L.P.
            201 Main Street
            For Worth, TX  76102

            J. Taylor Crandall                            Director                              Chief Financial
            3100 Texas Commerce Tower                                                           Officer and Vice
            201 Main Street                                                                     President, Keystone,
            Fort Worth, TX  76102                                                               Inc.

            Roger H. Eigsti                               Director                              Chairman and Chief
            4333 Brooklyn Avenue N.E., Floor 22                                                 Executive Officer,
            Seattle, WA  98185                                                                  SAFECO Corporation

            John W. Ellis                                 Director                              Chairman and Chief
            411 - 108th Avenue N.E.                                                             Executive Officer,
            OCB-15                                                                              Baseball Club of
            Bellevue, WA  98009-9734                                                            Seattle, Inc.

            Daniel J. Evans                               Director                              Chairman, Daniel J.
            1111 Third Avenue, Suite 3400                                                       Evans Associates
            Seattle, WA  98101


            Anne V. Farrell                               Director                              President and Chief
            425 Pike Street, Suite 510                                                          Executive Officer of
            Seattle, WA  98101                                                                  the Seattle Foundation

            Stephen E. Frank                              Director                              President and Chief
            2244 Walnut Grove Avenue                                                            Operating Officer ,
            Rosemead, CA  91770                                                                 Southern California
                                                                                                Edison

            William P. Gerberding                         Director                              Retired
            2021 First Avenue, #G-20
            Seattle, WA  98121

            Enrique Hernandez, Jr.                        Director                              President and Chief
            900 South Central Avenue                                                            Executive Officer,
            Alhambre, CA  91801                                                                 Inter-Con Security
                                                                                                Systems

            Samuel B. McKinney                            Director                              Senior Pastor, Mount
            1634 - 19th Avenue                                                                  Zion Baptist Church,
            Seattle, WA  98122                                                                  Seattle

            Michael K. Murphy                             Director                              President and Chief
            P.O. Box 3366                                                                       Executive Officer,
            Spokane, WA  99220                                                                  CPM Development
                                                                                                Corporation

            William G. Reed, Jr.                          Director                              Retired
            1201 Third Avenue, suite 4900
            Seattle, WA  98101

            James H. Stever                               Director                              Retired
            1600 Seventh Avenue
            Seattle, WA  98191

            Willis B. Wood                                Director                              Chairman and Chief
            555 W. Fifth Street, Suite 2900                                                     Executive Officer,
            Los Angeles, CA  90013-1011                                                         Pacific Enterprises

            Fay L. Chapman                                Executive Vice President              Executive Officer,
                                                          and General Counsel                   Washington Mutual,
                                                                                                Inc.

            Craig S. Davis                                Executive Vice President              Executive Officer,
                                                                                                Washington Mutual,
                                                                                                Inc.

            Steven P. Freimuth                            Executive Vice President              Executive Officer,
                                                                                                Washington Mutual,
                                                                                                Inc.

            Lee D. Lannoye                                Executive Vice President              Executive Officer,
                                                                                                Washington Mutual,
                                                                                                Inc.

            Richard M. Levy                               Senior Vice President and             Executive Officer,
                                                          Controller                            Washington Mutual,
                                                                                                Inc.

            William A. Longbrake                          Executive Vice President              Executive Officer,
                                                          and Chief Financial Officer           Washington Mutual,
                                                                                                Inc.

            Deanna W. Oppenheimer                         Executive Vice President              Executive Officer,
                                                                                                Washington Mutual,
                                                                                                Inc.

            Norman H. Swick                               Senior Vice President and             Executive Officer,
                                                          General Auditor                       Washington Mutual,
                                                                                                Inc.

            Craig E. Tall                                 Executive Vice President              Executive Officer,
                                                                                                Washington Mutual,
                                                                                                Inc.

            S. Liane Wilson                               Executive Vice President              Executive Officer,
                                                                                                Washington Mutual,
                                                                                                Inc.

            Douglas G. Wisdorf                            Senior Vice President and             Executive Officer,
                                                          Deputy Chief Financial                Washington Mutual,
                                                          Officer                               Inc.
